[Mechanical Technology, Incorporated letterhead]

May 8, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Request for Acceleration of Effectiveness
Mechanical Technology, Incorporated
Registration Statement on Form S-1
File No. 333-217351 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Mechanical Technology, Incorporated hereby requests that the effectiveness for the above-captioned Registration Statement filed under the Securities Act be accelerated to 12:00 p.m., Eastern Standard Time, on May 10, 2017, or as soon thereafter as practicable.

Very truly yours,

MECHANICAL TECHNOLOGY, INCORPORATED

By:	/s/ Frederick W. Jones
Frederick W. Jones
Chief Executive Officer, Chief Financial
Officer and Secretary